IMPORTANT INFORMATION
FOR SHAREHOLDERS

Notice of the 172nd

Annual Meeting of Shareholders

& Management Proxy Circular

March 2, 2004

YOUR PARTICIPATION IS IMPORTANT — PLEASE TAKE A MINUTE TO VOTE.

VOTING INSTRUCTIONS COMMENCE ON PAGE 1

Dear Shareholders,

You are invited to attend the 172nd Annual Meeting of Shareholders of The Bank of Nova Scotia, which will be held at the Metro Toronto Convention Centre in Toronto, Ontario, at 10:00 a.m. (Eastern Standard Time) on Tuesday, March 2, 2004. The Annual Meeting gives you the opportunity to learn more about your Bank, receive its financial results, and hear about our plans for the future. You will also meet our directors and senior management.

The attached Notice of Meeting and Management Proxy Circular describes the business to be conducted at the meeting. Even if you cannot attend the Annual Meeting, it is important that your shares be represented and voted, by using the enclosed proxy or voting instruction form. We encourage you to familiarize yourself with the issues by reading the proxy circular, and then vote as soon as possible. We look forward to your participation.

We will provide live coverage of the Annual Meeting from the Investor Relations section of the Scotiabank website at www.scotiabank.com. Additionally, a recorded version will continue to be available on that site for several weeks following the meeting.

Sincerely,

/s/ Peter C. Godsoe	/s/ Rick Waugh
Peter C. Godsoe Chairman of the Board	Rick Waugh President & Chief Executive Officer

NOTICE OF 172ND ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of The Bank of Nova Scotia will be held

on	Tuesday, March 2, 2004

at	10:00 a.m. (Eastern Standard Time)

at the	Metro Toronto Convention Centre, North Building John W.H. Bassett Theatre 255 Front Street West Toronto, Ontario

for the following purposes:

•	to receive the financial statements for the fiscal year ended October 31, 2003, and the Auditors’ Report on the statements;

•	to elect directors;

•	to appoint auditors;

•	to consider a special resolution amending the Bank’s By-law No. 1 to increase the maximum annual aggregate remuneration which may be paid to directors;

•	to consider a resolution to amend the Bank’s Stock Option Plan to increase the number of common shares issuable under that plan;

•	to consider certain proposals submitted by a shareholder (included in Appendix 1 of the attached Management Proxy Circular); and

•	to transact such other business as may properly be brought before the meeting.

The full text of the special resolution is included in the accompanying Management Proxy Circular.

As of the record date, January 13, 2004, there were 505,556,836 Bank common shares outstanding and, subject to applicable Bank Act restrictions, eligible to cast one vote per share at the Annual Meeting.

Registered shareholders are encouraged to complete the proxy form to be returned in the enclosed envelope or by fax to 416-263-9524 or
1-866-249-7775. Proxies must be received by the Bank’s transfer agent, Computershare Trust Company of Canada, at 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1, not later than March 1, 2004, 5:00 p.m. Eastern Standard Time.

By order of the Board

Toronto, Ontario January 13, 2004	/s/ Deborah M. Alexander Deborah M. Alexander Executive Vice-President General Counsel and Secretary

NOTE: If you wish to receive (or continue to receive) quarterly interim financial statements by mail during 2004, registered shareholders must mark the request box at the bottom of their form of proxy, and other shareholders must complete and return an enclosed interim report request form. If you do not return this request, quarterly financial statements will not be sent to you. Financial results are announced by media release, and financial statements are available on the Scotiabank website at www.scotiabank.com.

Table of Contents

Management Proxy Circular

Part I — Voting

Who Can Vote	1
Voting in Person	1
Voting by Proxy	1
Beneficial Owners (Non-registered Holders)	2
Votes Required for Approval	3
Solicitation of Proxies	3

Part II — Business of the Meeting

Financial Statements	3
Election of Directors	3
Appointment of Auditors	6
By-law Amendment Relating to Directors’ Remuneration	6
Amendment of the Stock Option Plan	7
Shareholder Proposals	8

Part III — Corporate Governance

Corporate Governance	8

Part IV — Compensation and Other Information

Compensation of Directors	8
Executive Compensation	10
Stock Options	11
Retirement Benefits	12
Human Resources Committee Report on Executive Compensation	13
Share Performance Graph	17
Indebtedness of Directors and Executive Officers	18
Normal Course Issuer Bid	20
Additional Documentation	20
Directors’ Approval	20

Appendix 1

Proposals Submitted by a Shareholder	21

NOTE: Registered shareholders receive a form of proxy with this circular. This form can be used to vote your shares if you cannot attend the shareholders’ meeting; see “Voting by Proxy.” Non-registered shareholders (who beneficially own shares held by a broker or other intermediary) may receive a voting instruction form or form of proxy from their intermediary with this circular; see “Beneficial Owners (Non-registered Holders).”

THE BANK OF NOVA SCOTIA

MANAGEMENT PROXY CIRCULAR

All information is as of December 31, 2003, unless otherwise indicated.

     This Management Proxy Circular is furnished in connection with the solicitation by the management of The Bank of Nova Scotia (the “Bank”) of proxies for use at the Annual Meeting of Shareholders of the Bank (the “meeting”) to be held at the time and place and for the purposes set forth in the attached Notice of Meeting.

Part I — VOTING

WHO CAN VOTE?

One Vote Per Share

January 13, 2004, is the record date to determine the shareholders who are entitled to receive notice of the meeting.

     Except for some restrictions as described below, each shareholder is entitled to one vote for each common share of the Bank (“Bank common share”) registered in his or her name as of January 13, 2004. If a shareholder transfers some Bank common shares after that date to someone else, and that person becomes a registered shareholder of the Bank, the new shareholder may vote the transferred shares at the meeting, provided he or she has asked the Bank’s transfer agent, Computershare Trust Company of Canada, to include his or her name in the list of shareholders. This request must be made at least 10 days before the meeting.

     As of December 31, 2003, there were 505,456,686 Bank common shares outstanding.

     Under the Bank Act, no person or entity, together with entities controlled by them, may own more than 10% of any class of shares of the Bank without the approval of the Minister of Finance. To the knowledge of the directors and officers of the Bank, no person or entity owns or exercises control or direction over shares carrying more than 10% of the votes attached to the Bank’s issued shares of any class.

Voting Restrictions

The Bank Act restricts the voting rights of the Bank’s shareholders in certain ways. Shares cannot be voted, either in person or by proxy, if they are held in contravention of the Bank Act, or if they are beneficially owned by the Government of Canada, or a province, or the government of a foreign country or any political subdivision of that country, or any agency of those entities.

     For more information about voting rights, contact the Secretary of the Bank.

VOTING IN PERSON

Registered shareholders who attend the meeting in Toronto on March 2, 2004, can cast one vote for each Bank common share held (with the exception of those subject to voting restrictions) on resolutions put before the meeting. If you are a registered shareholder who will attend and vote in person at the meeting, you do not need to complete or return the form of proxy. Please register your attendance with the scrutineer, Computershare Trust Company of Canada, upon arrival at the meeting.

VOTING BY PROXY

If you do not plan to come to the meeting, you can vote by using the form of proxy to appoint someone who will be there as your proxyholder. You can either tell that person how you want to vote, or let him or her choose for you.

What Is a Proxy?

A proxy is a document that authorizes someone else to attend the meeting and cast the votes for a registered shareholder. If you are a registered shareholder, a proxy form for the meeting is enclosed in this package. Use it to appoint a proxyholder. (You can also use any other legal proxy form.)

Appointing a Proxyholder

Your proxyholder is the person you appoint to cast your votes for you. You can choose anyone you want to be your proxyholder; it does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the persons designated in the form, who are directors of the Bank, are appointed to act as your proxyholder. Your proxy authorizes the proxyholder to vote and otherwise act for you at the meeting, including any continuation after adjournment of the meeting.

     If you vote on the issues by marking the appropriate boxes on the proxy form, your shares will be voted as

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instructed. If you do not mark any boxes, your proxyholder can vote your shares as he or she sees fit (see “Your Proxy Vote”).

     To record your vote, you must return the signed proxy by March 1, 2004, 5:00 p.m. Eastern Standard Time, to the Toronto office of the Bank’s transfer agent, Computershare Trust Company of Canada, at:

100 University Avenue, 9th floor Toronto, Ontario M5J 2Y1 or Fax to 416-263-9524 or 1-866-249-7775.

Changing Your Mind

If you want to revoke your proxy after you have delivered it, you can do so any time before it is used. You or your authorized attorney must state clearly, in writing, that you want to revoke your proxy, and deliver such document to one of these addresses:

The Bank of Nova Scotia Executive Offices
44 King Street West
Toronto, Ontario M5H 1H1
Attention: Deborah M. Alexander
Executive Vice-President,
General Counsel and Secretary
Fax: 416-866-5090
OR
The Bank of Nova Scotia Head Office
1709 Hollis Street
Halifax, Nova Scotia B3J 3B7
Attention: Joe Brandt
Senior Vice-President, Atlantic Region
Fax: 1-877-841-9920

     The proxy can be revoked if a revocation: (i) is received by (or on) the last business day before the day of the meeting (or of the continuation of the meeting after adjournment), (ii) is deposited with the Chairman of the meeting on the day of the meeting (or of the continuation), or (iii) in any other way the law permits.

     If you revoke your proxy and do not replace it with another that is deposited with the Toronto office of the Bank’s transfer agent, Computershare Trust Company of Canada, by March 1, 2004, 5:00 p.m. Eastern Standard Time, you can still vote your shares, but must do so in person at the meeting.

Your Proxy Vote

If you have filled out and signed your proxy correctly (exactly as your name appears on the proxy form), and delivered it to the transfer agent by March 1, 2004, 5:00 p.m. Eastern Standard Time, then your proxyholder can vote for you at the meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your shares accordingly on that ballot.

     If you have NOT specified how to vote on a particular issue, then your proxyholder can vote your shares as he or she sees fit; and if you have appointed the persons designated in the form of proxy as your proxyholder, unless otherwise specified, your shares will be voted at the meeting as follows:

•	FOR the election as directors of the nominees whose names are set out in this proxy circular;

•	FOR the appointment of KPMG LLP and PricewaterhouseCoopers LLP as auditors;

•	FOR the special resolution to increase the maximum annual aggregate directors’ remuneration;

•	FOR the amendment of the Stock Option Plan to increase the number of issuable shares;

•	AGAINST the shareholder proposals described in Appendix 1.

     For more information on any of these issues, see Part II, “Business of the Meeting.” If any amendments are proposed to the matters described in the attached Notice of Meeting, or if any other matters properly come before the meeting, your proxyholder can vote your shares as he or she sees fit. The notice includes all the matters to be presented at the meeting that are known to management as of this date.

Confidentiality

All proxies are considered confidential and will be returned to the Bank’s transfer agent, Computershare Trust Company of Canada. The transfer agent’s Stock Transfer Services division will count the proxies and tabulate the results which will be verified by the meeting’s scrutineers. The transfer agent will refer a proxy to the Bank if it has a comment intended for the Bank’s management on it, or in connection with applicable legal requirements.

BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)

Most shareholders are “beneficial owners” who are non-registered shareholders. Their Bank common shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as The Canadian Depository for Securities Limited). Intermediaries have obligations to forward meeting materials to the non-registered holders,

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unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

     Only registered shareholders or their duly appointed proxyholders are permitted to vote at the meeting. Non-registered holders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, or (b) a proxy form, executed by the intermediary and restricted to the number of shares owned by the non-registered holder, but otherwise uncompleted. These are procedures to permit the non-registered holders to direct the voting of the Bank common shares which they beneficially own.

     If the non-registered holder wishes to attend and vote in person at the meeting, they must insert their own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary and carefully follow the intermediary’s instructions for return of the executed form or other method of response.

VOTES REQUIRED FOR APPROVAL

All of the matters to come to a vote at the meeting, as described in the attached Notice of Meeting, can be approved by a simple majority of the votes cast, except the special resolution respecting the by-law amendment relating to directors’ remuneration, which requires approval by two-thirds (66 2/3%) of the votes cast.

SOLICITATION OF PROXIES

The Bank’s management requests that you sign and return the proxy form to ensure your votes are exercised at the meeting.

     The Bank will pay the cost of proxy solicitation, which will be primarily by mail. However, proxies may also be solicited by telephone, in writing or in person by employees of the Bank or Computershare Trust Company of Canada. The Bank may also use the services of agents at nominal cost.

Part II — BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The Consolidated Financial Statements for the year ended October 31, 2003, are included in the Annual Report, which has been mailed to shareholders with this Management Proxy Circular.

ELECTION OF DIRECTORS

The number of directors to be elected at the meeting is 15. The term of office of each director expires at the close of the next Annual Meeting of Shareholders following the election of the director.

The Proposed Nominees

The following are the nominees proposed for election as directors of the Bank. All are currently directors of the Bank. Three directors, Messrs. Godsoe, Day and Jeanniot, are not standing for re-election.

     Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the nominees listed below. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote at their discretion for a substitute nominee or nominees.

Table 1 — Slate of Director Nominees

Ronald A. Brenneman, 57 Calgary, Alberta Shares: 11,650 DDSUs: 4,138	Mr. Brenneman is Chief Executive Officer of Petro-Canada. He has been a Scotiabank director since March 28, 2000, and currently sits on the Audit Committee. His career in the oil industry began in 1969, during which he has held positions with Imperial Oil Limited, Exxon Corporation and Petro-Canada. He holds a B.Sc. (in chemical engineering) from the University of Toronto and a M.Sc. (in control systems) from the University of Manchester. Mr. Brenneman sits on the boards of Petro-Canada and BCE Inc. and has been active in the Canadian Petroleum Association, the Canada Safety Council, the United Way of Calgary and of Toronto, and has helped raise funds for Mount Royal College and the new Alberta Children’s Hospital.	Meetings attended: B – 10 of 10 A – 6 of 6

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C.J. Chen, 58 Singapore Shares: 16,135	Mr. Chen is Senior Partner of Rajah and Tann, advocates and solicitors, specializing in corporate and capital markets, securities and trusts. His legal career in private practice spans three decades. He has been a Scotiabank director since October 30, 1990, and currently sits on the Conduct Review and Pension Committee. He received his LL.B. from the University of Singapore. Mr. Chen sits on the boards of several corporations, including Amatil Investments (Singapore) Pte Ltd., Polo Ralph Lauren Sourcing Co. Limited, Superior Multi-Packaging Limited, The Bank of Nova Scotia Asia Limited and Scotiatrust (Asia) Limited. Mr. Chen serves as a member of the International Advisory Council of Washington University in St. Louis, Missouri, and as a member of the School of Business Administration Advisory Board of Dalhousie University in Nova Scotia.	Meetings attended: B – 6 of 10 CR – 1 of 1 P – 1 of 1 CRP – 1 of 1

N. Ashleigh Everett, 47 Winnipeg, Manitoba Shares: 6,154 DDSUs: 2,024	Ms. Everett is President, Corporate Secretary and Director of Royal Canadian Securities Limited, whose principal subsidiaries include Domo Gasoline, Bowrings Gift Shops and Royal Canadian Properties Limited. She has been a Scotiabank director since October 28, 1997, and currently sits on the Conduct Review and Pension and Corporate Governance Committees. Ms. Everett was previously a member of the Bank’s Audit Committee. She received her B.A. from Queen’s University and her M.B.A. from the Ivey School of Business at the University of Western Ontario. Ms. Everett also sits on the boards of Manitoba Telecom Services Inc., MTS Communications Inc., Canwest Western Independent Producers Fund and Winnipeg Harvest Inc. She is a member of the Young Presidents Organization.	Meetings attended: B – 8 of 10 CG – 3 of 4 CR – 1 of 1 CRP – 1 of 1

M. Keith Goodrich, 68 Lake Forest, Illinois, U.S.A. Shares: 16,203	Mr. Goodrich is the retired Chairman of Moore Corporation Limited, a business information products, systems and services company. He has been a Scotiabank director since August 28, 1990, and currently sits on the Conduct Review and Pension Committee. Previously, Mr. Goodrich has served on the Board’s Audit and Corporate Governance Committees. He received his B.Sc. from Yale University (School of Engineering) and is a member of the American Institute of Industrial Engineers. He has served as Co-Chairman for the Yale Campaign – Eastern Canada and as Chairman of the Advisory Council for Niagara University School of Business Administration.	Meetings attended: B – 9 of 10 CR – 1 of 1 P – 1 of 1 CRP – 1 of 1

John C. Kerr, C.M., O.B.C., LL.D., 59 Vancouver, British Columbia Shares: 4,395 DDSUs: 3,902	Mr. Kerr is Chairman and Chief Executive Officer of Lignum Ltd., one of Canada’s largest privately held forest product companies. He has been a Scotiabank director since March 30, 1999, and currently sits on the Corporate Governance Committee. Mr. Kerr has also served on the Bank’s Audit Committee. Mr. Kerr received his B.A. from the University of British Columbia and his M.B.A. from the University of California, Berkeley. Mr. Kerr sits on the boards of Lignum Ltd., the Vancouver Foundation and the Council of Forest Industries. He is involved in the negotiation of softwood agreements with the United States on behalf of the Canadian lumber industry.	Meetings attended: B – 9 of 10 CG – 4 of 4 RA – 2

The Honourable Michael J.L. Kirby, 62 Nepean, Ontario Shares: 1,223 DDSUs: 4,103	Senator Kirby has been a member of the Senate of Canada, since 1984. He has been a Scotiabank director since March 28, 2000, and currently sits on the Audit and Corporate Governance Committees. Senator Kirby holds a B.Sc. and M.A. in mathematics from Dalhousie University and a Ph.D. in Applied Mathematics from Northwestern University. He has received an Honorary Doctor of Laws from Dalhousie University. Senator Kirby is the current Chair of the Standing Senate Committee on Social Affairs, Science and Technology and sits on the boards of CPI Plastics Ltd., Extendicare Inc., The Goldfarb Corporation, Ontario Energy Savings Fund, Indigo Books and Music Inc. and Treklogic Technologies Inc.	Meetings attended: B – 10 of 10 A – 3 of 3 CG – 4 of 4

Laurent Lemaire, 64 Warwick, Quebec Shares: 6,223	Mr. Lemaire is Executive Vice-Chairman of the Board of Cascades Inc., a manufacturer of pulp and paper products, packaging and construction materials and sanitary products. He has been a Scotiabank director since March 31, 1987, and currently sits on the Human Resources Committee. Mr. Lemaire holds a Master’s degree in Commerce from the University of Sherbrooke. He also sits on the board of Junex Inc. and Norampac Inc.	Meetings attended: B – 10 of 10 HR – 5 of 5 RA – 1

John T. Mayberry, 59 Burlington, Ontario Shares: 5,374 DDSUs: 4,613	Mr. Mayberry is the retired Chair of the Board and Chief Executive Officer of Dofasco Inc., a manufacturer of primary steel products. He has been a Scotiabank director since March 29, 1994, and currently sits on the Corporate Governance (Chair), Executive and Human Resources Committees. Mr. Mayberry holds a B.A. from the University of Western Ontario and a diploma from McMaster University in Metallurgy of Iron and Steel. Mr. Mayberry sits on the boards of Inco Limited, CFM Corporation, Decoma International Inc. and Tradeport International.	Meetings attended: B – 10 of 10 CG – 4 of 4 E – 12 of 13 HR – 5 of 5

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The Honourable Barbara J. McDougall, O.C., 66 Toronto, Ontario Shares: 2,535 DDSUs: 1,152	Mrs. McDougall is President and Chief Executive Officer of the Canadian Institute of International Affairs. A Scotiabank director since March 30, 1999, she currently sits on the Audit and Conduct Review and Pension (Chair) Committees. Mrs. McDougall received a B.A. from the University of Toronto. She was first elected to the House of Commons in 1984 and held various government posts, including Secretary of State for External Affairs from 1991- 1993. Mrs. McDougall has served as a Canadian representative to the Inter-American Dialogue in Washington and The International Crisis Group in Brussels. She sits on the boards of Stelco Inc., the Independent Order of Foresters and Software Design Group.	Meetings attended: B – 10 of 10 A – 6 of 6 CRP – 1 of 1

Elizabeth Parr-Johnston, Ph.D., 64 Chester Basin, Nova Scotia Shares: 4,810 DDSUs: 4,137	Dr. Parr-Johnston is President of Parr Johnston Economic and Policy Consultants. A Scotiabank director since October 26, 1993, she currently sits on the Audit and Conduct Review and Pension Committees. Dr. Parr-Johnston holds a B.A. from Wellesley College and M.A. and Ph.D. in economics from Yale University. She has research expertise in economic and educational policy, and is a frequent speaker and writer on higher education in Canada, public policy and general management issues. Dr. Parr-Johnston is the former President and Vice-Chancellor of the University of New Brunswick and of Mount Saint Vincent University. She currently sits on several boards, including Emera Inc., Sustainable Development Technology Canada, the Social Research Demonstration Corporation and the Canadian Millennium Scholarship Foundation.	Meetings attended: B – 10 of 10 A – 6 of 6 CRP – 1 of 1

Arthur R.A. Scace, Q.C., 65 Toronto, Ontario Shares: 6,984 DDSUs: 4,858	Mr. Scace is a retired Partner (Tax Group) of McCarthy Tétrault LLP, barristers and solicitors, in Toronto. He has been a Scotiabank director since March 25, 1997, and currently sits on the Audit (Chair) and Executive Committees. Mr. Scace was previously a member of the Corporate Governance Committee. Mr. Scace has bachelor degrees from the University of Toronto and Oxford University, a masters degree from Harvard University and LL.B. from Osgoode Hall. He was called to the bar in Ontario in 1967. Mr. Scace sits on the boards of several companies, including Garbell Holdings Limited, Gardiner Group Capital Limited, Lallemand Inc., N.M. Davis Corporation Limited, Sceptre Investment Counsel Limited, and Gerdau AmeriSteel Corporation. He is President of the Canadian Opera Company and is a former Treasurer of the Law Society of Upper Canada.	Meetings attended: B – 10 of 10 A – 6 of 6 E – 13 of 13

Gerald W. Schwartz, 62 Toronto, Ontario Shares: 50,000	Mr. Schwartz is Chairman and Chief Executive Officer of Onex Corporation, a diversified company with global operations in services, manufacturing and technology industries. He has been a Scotiabank director since May 26, 1999, and currently sits on the Executive Committee. Mr. Schwartz has also served on the Bank’s Human Resources Committee. He has a Bachelor of Commerce and LL.B. from the University of Manitoba and his M.B.A. from Harvard University. In addition to serving on the boards of a number of Onex-controlled companies, Mr. Schwartz is also a director of Indigo Books and Music Inc. and Vincor International Inc. and Vice Chairman and member of the Executive Committee of Mount Sinai Hospital.	Meetings attended: B – 6 of 10 E – 0 of 2 HR – 3 of 3

Allan C. Shaw, C.M., LL.D., 61 Halifax, Nova Scotia Shares: 34,220 DDSUs: 4,766	Mr. Shaw is Chairman and Chief Executive Officer of The Shaw Group Limited, a manufacturer of residential and construction products and real estate development. A Scotiabank director since September 30, 1986, he currently sits on the Executive and Human Resources Committees. Mr. Shaw received his B.Sc. from Dalhousie University and his M.B.A. from Harvard University. In 2000, he was named a Member of the Order of Canada and, in 2001, he was awarded an Honorary Doctor of Laws from Dalhousie University. Mr. Shaw sits on a number of boards, including Canadian Policy Research Networks Inc. and Global Information Networking Institute (Chair). Mr. Shaw is Chair of the Atlantic Provinces Economic Council and of the Nominating Committee of the Board of Governors of Dalhousie University, and is Vice-Chair of the QEII Hospital Capital Campaign.	Meetings attended: B – 10 of 10 E – 13 of 13 HR – 4 of 5

Paul D. Sobey, 46 Kings Head, Pictou County, Nova Scotia Shares: 8,000 DDSUs: 3,860	Mr. Sobey is President and Chief Executive Officer of Empire Company Limited, a wholesale and retail food distribution company. He has been a Scotiabank director since August 31, 1999, and currently sits on the Audit Committee. Mr. Sobey received his Bachelor of Commerce from Dalhousie University, attended Harvard University Business School, Advanced Management Program in 1996 and is a chartered accountant. Mr. Sobey sits on a number of boards including Sobeys Inc. and Emera Inc. He is Chairman of Wajax Limited and a member of the Board of Governors of Saint Mary’s University.	Meetings attended: B – 10 of 10 A – 6 of 6

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Richard E. Waugh, 56 Toronto, Ontario Shares: 8,708 DSUs: 80,716	Mr. Waugh is President and Chief Executive Officer of Scotiabank. He was elected a director of the Bank on March 25, 2003. Mr. Waugh holds a Bachelor of Commerce (Hons.) from the University of Manitoba, and an M.B.A. from York University. Mr. Waugh began his career with Scotiabank in Winnipeg, Manitoba, in 1970. After serving in a number of positions in the Bank’s retail, investment, corporate, and international areas, Mr. Waugh’s first senior appointment was as Manager at Toronto Main Branch. In 1985, Mr. Waugh moved to New York where, for the next eight years he was the Bank’s most senior officer in the United States, including as an Executive Vice-President of the Bank and as President of The Bank of Nova Scotia Trust Company of New York. In 1993, Mr. Waugh returned to Toronto as Senior Executive Vice-President, responsible for Global Corporate Banking. He was appointed Vice- Chairman, Corporate Banking in June 1995; Vice-Chairman, International Banking and Wealth Management in June 1998; and President in January 2003. Mr. Waugh is also a director of several of the Bank’s subsidiaries and affiliates. He is also a Fellow of the Institute of Canadian Bankers.	Meetings attended: B – 6 of 6

Notes:

1.	The information as to shares owned or over which control or direction is exercised has been furnished by the respective nominees.

2.	Board and Committees: A-Audit; B-Board; CG-Corporate Governance; CR-Conduct Review; E-Executive; HR-Human Resources;
P-Pension; CRP-Conduct Review and Pension (Conduct Review and Pension Committees merged on March 25, 2003); RA-Regional Advisory. Regional Advisory Committee meetings were held in Vancouver (2) and Montreal (1).

3.	(a)	The number of meetings attended are shown in relation to the number of meetings held during the period of appointment of each director during the fiscal year ended October 31, 2003. A total of 10 directors’ meetings and 31 committee meetings were held during fiscal 2003.

	(b)	The attendance records of directors who will not be standing for re-election on March 2, 2004 are as follows: Sir Graham Day attended 10 of 10 Board meetings and 21 of 22 committee meetings; Mr. Peter C. Godsoe attended 10 of 10 Board meetings and 13 of 13 committee meetings; Mr. Pierre J. Jeanniot attended 10 of 10 Board meetings and 18 of 19 committee meetings.

	(c)	The attendance records of directors who did not stand for re-election at the March 25, 2003 Annual Meeting are as follows: Dr. Lloyd I. Barber attended 4 of 4 Board meetings and 5 of 5 committee meetings; Mr. Bruce R. Birmingham attended 4 of 4 Board meetings and 1 of 1 committee meetings; Mr. E. Kendall Cork attended 4 of 4 Board meetings and 7 of 8 committee meetings.

4.	The value of deferred stock units (“DSUs”) and directors’ deferred stock units (“DDSUs”) is tied to the future value of the Bank’s common shares. However, DSUs do not entitle the holder to voting or other shareholder rights. The Directors’ DSU Plan is described under Compensation of Directors, and the DSU Plan is described in the Human Resources Committee Report on Executive Compensation.

APPOINTMENT OF AUDITORS

The Bank Act provides that shareholders may appoint two firms of accountants as auditors of the Bank. During the five financial years ended October 31, 2003, PricewaterhouseCoopers LLP and KPMG LLP served as the Bank’s auditors. PricewaterhouseCoopers LLP and KPMG LLP or their predecessor firms have served continuously since 1988 and 1992, respectively, and have also served during various prior periods.

     Management proposes that PricewaterhouseCoopers LLP and KPMG LLP be re-appointed as auditors of the Bank. Unless otherwise specified, the persons designated in the form of proxy intend to vote FOR the appointment of the auditors to act until the close of the next Annual Meeting.

BY-LAW AMENDMENT RELATING TO DIRECTORS’ REMUNERATION

The Bank Act requires that the Bank’s By-laws contain a provision fixing the aggregate amounts that may be paid to all directors in respect of directors’ remuneration during a fixed period of time. Section 3.13 of By-law No. 1 currently provides that the aggregate of all amounts that may be paid to directors in respect of directors’ remuneration is a sum not exceeding $2,000,000 during each financial year. This figure was approved by shareholders at the Annual Meeting in January 1998.

     The duties and responsibilities of directors continue to expand and evolve within a regulatory environment of unprecedented change. Given the growth and complexity of the Bank’s business, the enhanced focus on responsibilities and expectations of directors, and the important role of committees of the Board, directors are spending an increasing amount of time on Bank affairs. It is considered appropriate to increase the aggregate amount which may be paid to directors for their services.

     Accordingly, shareholders will be asked to approve a special resolution confirming a change to Section 3.13 of By-law No. 1, whereby the aggregate remuneration which may be paid to directors for their services will be increased

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from $2,000,000 to $3,500,000 during any financial year. To be effective, this resolution must be passed by a majority of not less than two-thirds of the votes cast by or on behalf of shareholders at the meeting.

     The following special resolution will be placed before the meeting:

RESOLVED as a special resolution that Section 3.13 of By-law No. 1 of The Bank of Nova Scotia be amended by deleting the amount $2,000,000 and substituting therefor the amount of $3,500,000, so that Section 3.13 of By-law No. 1 shall read as follows:
3.13 Compensation — For each financial year, a sum not exceeding $3,500,000 may be taken by the Board from the funds of the Bank as remuneration for their services as directors, and the directors may from time to time apportion the same among themselves in such manner as they shall think fit. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board, of any committee of the Board, or of shareholders.

     Unless otherwise specified, the persons designated in the form of proxy intend to vote FOR the special resolution amending the By-law to increase the maximum annual aggregate directors’ remuneration.

AMENDMENT OF THE STOCK OPTION PLAN

In 1994, shareholder and regulatory approval was obtained to implement the Bank’s Stock Option Plan. The purpose of the Stock Option Plan is to provide compensation opportunities to selected employees that encourage share ownership and enhance the Bank’s ability to attract and retain key employees and reward significant performance achievements. (See “Human Resources Committee Report on Executive Compensation — Stock Option Plan” for the general terms of the Stock Option Plan.)

     Since its inception, shareholders have authorized the issuance of 49,000,000 Bank common shares under the Stock Option Plan. A net total of 45,360,308 options have been granted, taking into account options which have been forfeited or cancelled. The exercise of options has resulted in the issuance of 21,089,019 Bank common shares. Currently, options to issue 3,639,692 Bank common shares remain available for grant.

     In fiscal 2003, the Bank made changes in the mix of equity-based executive compensation which reduced the annual grant of options by 50% (to less than 0.5% of Bank common shares outstanding), with a corresponding increase in the value of mid-term cash compensation through restricted share units (“RSUs”). In fiscal 2004, a further shift in the mix between stock options and RSUs (grants made in December 2003) resulted in an option grant of less than 0.3% of Bank common shares outstanding. These measures will reduce the future dilutive effects of the issuance of stock options. To support the continued alignment of executive and shareholder interests, the minimum shareholding requirements for executives were increased in fiscal 2003 and again in fiscal 2004 (See “Human Resources Committee Report on Executive Compensation — Executive Stock Ownership Guidelines” for details).

     In order to continue the Stock Option Plan through the next number of years, it is proposed to increase the number of Bank common shares available for issuance under the Stock Option Plan by an additional 8,000,000 Bank common shares. This amendment to the Stock Option Plan was approved by the Board of Directors on December 2, 2003, subject to shareholder and regulatory approvals.

     If approved by shareholders at the meeting, the total number of Bank common shares reserved for issuance under the Stock Option Plan, minus options that have been exercised, would represent approximately 7.1% of the total number of issued and outstanding Bank common shares.

     To be effective, the amendment to increase the number of shares issuable under the Stock Option Plan must be approved by a resolution passed by a majority of the votes cast by shareholders at the meeting.

     The resolution to be presented for consideration at the meeting is as follows:

RESOLVED that an amendment to the Bank’s Stock Option Plan, to provide that the number of common shares of The Bank of Nova Scotia issuable pursuant to the exercise of options under the Bank’s Stock Option Plan be increased by an additional 8,000,000 common shares, is hereby approved.

     Unless otherwise specified, the persons designated in the accompanying form of proxy intend to vote FOR the resolution to amend the Stock Option Plan to increase the number of shares issuable under the Stock Option Plan.

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SHAREHOLDER PROPOSALS

Attached to this Management Proxy Circular as Appendix 1 are three proposals which a shareholder of the Bank plans to raise at the meeting. These proposals relate to the following:

•	a by-law prohibiting the chief executive officer from sitting on the board of another unrelated corporation listed on a stock exchange;

•	disclosure of the total value of the pension benefits granted to senior executives, the related annual costs and any actuarial deficit; and

•	a by-law requiring all insiders to give a 10-calendar day prior notice before trading shares of the Bank, including the exercise of stock options.

     If these proposals are put forward at the meeting, and unless otherwise specified, the persons designated in the form of proxy intend to vote AGAINST each of these three proposals.

Part III — CORPORATE GOVERNANCE

Sound and effective corporate governance is a priority for the Bank. The Bank’s corporate governance policies are designed to ensure the independence of the board of directors and its ability to effectively supervise management’s operation of the Bank. Board independence ensures that the Bank is managed for the long-term benefit of its major stakeholders — shareholders, employees, customers, and the communities in which the Bank operates.

     The Board of Directors and the Corporate Governance Committee have been, and continue to be, proactive and diligent in developing and reviewing the Bank’s corporate governance structure and procedures.

     In accordance with the rules of the Toronto Stock Exchange (“TSX”), the Bank annually discloses information relating to its system of corporate governance. Details of the Bank’s corporate governance practices are described in the 2003 Annual Report under the heading “Corporate Governance.” In addition, the mandates and activities of the Committees of the Board are described in the Annual Report and also on the Bank’s website.

Part IV — COMPENSATION AND OTHER INFORMATION

COMPENSATION OF DIRECTORS

In the last fiscal year, the Bank paid its non-employee directors the following:

•	a basic payment of $30,000 per year;

•	a fee of $1,500 for each Board meeting attended; (a double fee is paid to directors from out-of-town arriving the day before the meeting); and

•	a fee of $1,000 for each committee meeting attended ($2,000 for committee chairs).

     In addition, members of the Audit, Corporate Governance, Executive and Human Resources Committees received a basic payment of $2,000 per year, and members of the Conduct Review and Pension Committees received a basic payment of $1,000 per year. On March 25, 2003, the Conduct Review and Pension Committees were merged, and the basic payment for the merged committee is $2,000 per year, pro-rated for 2003. Directors who are officers of the Bank do not receive fees for serving as directors of the Bank. Directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct Bank business. Directors are currently required to acquire Bank common shares or DSUs with a value equivalent to six times the annual board retainer. All of the Bank’s directors exceed this minimum threshold.

Directors’ Share Purchase Plan

To encourage share ownership by directors, the Bank has a Directors’ Share Purchase Plan under which directors can use some or all of their fees to buy Bank common shares at market prices.

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Directors’ Deferred Stock Unit (DSU) Plan

To further align the interests of directors with those of other shareholders, under the Directors’ DSU Plan, in lieu of cash, directors may elect to receive all or a portion of their fees as DSUs. Under the Directors’ DSU Plan, additional DSUs are received as dividend equivalents. Directors’ DSUs cannot be redeemed for cash until the individual is no longer a director of the Bank. The redemption value of a Directors’ DSU is equal to the market value of a Bank common share at the time of redemption, in accordance with the Directors’ DSU Plan.

Director Stock Option Plan

The Director Stock Option Plan was approved by shareholders and the TSX in 2001. During fiscal 2003, each non-employee director received options to purchase 2,000 Bank common shares, exercisable within 10 years at a per share exercise price of $48.80 (being the closing price on the trading day prior to the grant). The Corporate Governance Committee has recommended discontinuing the issuance of options under the Director Stock Option Plan for fiscal 2004.

Recent Initiatives

The Bank’s Corporate Governance Committee monitors developments in corporate governance and director compensation practices, with the goal of identifying and recommending practices which further align the interests of directors with those of shareholders. On October 28, 2003, the Board of Directors, on the recommendation of the Corporate Governance Committee, made the following improvements:

Non-Executive Chairman of the Board

Following the Annual Meeting, Mr. Scace will be the Bank’s new non-executive Chairman of the Board, subject to his re-election. The Chairman will receive an annual retainer of $300,000. The Chairman will not receive any other fees, including meeting attendance fees.

Share ownership guideline

The existing requirement for directors to hold Bank common shares or DSUs with a value not less than six times the basic annual board retainer will be increased, starting in March 2004 to a minimum share ownership level of $300,000. Directors will be expected to reach this level within five years.

Dedicated annual board retainer

Starting in March 2004, in addition to the regular annual board retainer of $30,000, directors will receive an additional dedicated annual board retainer in the amount of $70,000. The dedicated annual board retainer must be received in DSUs or Bank common shares at the director’s option.

Committee retainers

In light of the increased duties and responsibilities of members of the Audit Committee, starting in March 2004, retainers paid to the chairperson and members of the Audit Committee will be increased to $20,000 and $6,000, respectively. For all other committees of the Board, retainers paid to the chairperson and members will be increased to $10,000 and $3,000, respectively.

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EXECUTIVE COMPENSATION

The following table provides a summary of compensation earned by the Chief Executive Officer and the four most highly compensated policy-making executive officers of the Bank (the “Named Executive Officers”) during the last three fiscal years.

Table 2 — Summary Compensation Table

		ANNUAL COMPENSATION			LONG TERM COMPENSATION

					AWARDS

				OTHER
				ANNUAL	SECURITIES	RESTRICTED SHARES
				COMPEN-	UNDER OPTIONS	OR RESTRICTED SHARE	ALL OTHER
NAME AND PRINCIPAL POSITION	YEAR	SALARY	BONUS	SATION	GRANTED	UNITS (RSUs)	COMPENSATION

		($)	($)	($) 4	(#)	($) 5	($) 6

Peter C. Godsoe	2003	1,350,000	2,600,000[1]	112,335	245,900	40,983.61 RSUs	1,200
Chairman & CEO (retired as						based on $2,000,000
CEO and appointed Chairman	2002	1,350,000	1,350,000[1]	56,158	310,000	62,816.62 RSUs	1,200
of the Board effective						based on $3,100,000
December 2, 2003)	2001	1,350,000	2,900,000[1]	50,074	350,000	38,265.31 RSUs	1,200
						based on $1,500,000
Richard E. Waugh	2003	773,958	1,200,000[1]	20,103	102,972	16,905.74 RSUs	—
President (appointed President						based on $825,000
& CEO effective	2002	625,000	480,000[1]	20,245	116,700	14,184.40 RSUs	644
December 2, 2003)						based on $700,000
	2001	600,000	742,000[1]	26,821	125,000	17,857.14 RSUs	1,200
						based on $700,000
Robert W. Chisholm[2]	2003	704,167	775,000[1]	32,570	138,584	29,713.11 RSUs	1,200
Vice-Chairman, President & CEO						based on $1,450,000
Domestic Banking & Wealth	2002	625,000	650,000[1]	18,403	116,700	14,184.40 RSUs	1,200
Management						based on $700,000
	2001	600,000	742,000[1]	23,162	125,000	17,857.14 RSUs	1,200
						based on $700,000
W. David Wilson[2,3]	2003	275,000	600,000[3]	—	—	35,612.08 DUs[3]	1,200
Vice-Chairman						based on $2,240,000
& Chairman & CEO,	2002	275,000	6,592,000[3]	—	—	—	1,200
Scotia Capital	2001	275,000	9,104,000[3]	—	—	—	970

Robert L. Brooks	2003	375,000	450,000[1]	9,712	53,484	8,811.48 RSUs	1,200
Senior Executive Vice-President,						based on $430,000
Treasury and Operations	2002	349,583	353,000[1]	—	43,700	2,026.34 RSUs	1,200
						based on $100,000
	2001	335,000	364,000[1]	—	55,000	2,551.02 RSUs	1,200
						based on $100,000

1.	In lieu of payment, Messrs. Godsoe, Waugh and Chisholm each elected in the noted years to allocate 100% of their bonus to receive DSUs under the DSU Plan, based on share prices of $43.55 for 2001, $45.15 for 2002 and $46.90 for 2003, as follows: For 2001, 2002 and 2003 bonus, Mr. Godsoe received 66,590.13, 29,900.33 and 55,437.10 DSUs respectively; Mr. Waugh received 17,037.89, 10,631.23 and 25,586.35 DSUs respectively; and Mr. Chisholm received 17,037.89, 14,396.46 and 16,524.52 DSUs respectively. Mr. Brooks elected in the noted years to allocate 40% of his bonus to receive DSUs, based on share prices of $43.55 for 2001, $45.15 for 2002 and $46.90 for 2003, as follows: For 2001, 2002 and 2003 bonus Mr. Brooks received 3,343.28, 3,127.35 and 3,837.95 DSUs respectively. Details of the DSU Plan can be found in the Human Resources Committee Report on Executive Compensation.

2.	For 2003, Mr. Chisholm’s and Mr. Wilson’s compensation arrangements were updated to reflect their broadened responsibilities and accountabilities with the Scotiabank Group. A one-time amount of $3,000,000 was allotted to each, which was in turn allocated to a combination of salary, long-term compensation and pension value. The above table includes $1,300,000 for Mr. Chisholm with the balance of $1,700,000 and the full $3,000,000 relating to Mr. Wilson represented by increased pension value. Refer to the Retirement Benefits section in this document.

3.	Pursuant to the terms of the awards, payment of $2,469,000 included in the 2002 amount, and $2,703,000 included in the 2001 amount to Mr. Wilson is deferred and payable as to one-third at the end of each of the subsequent three fiscal years. For 2003, $2,240,000 of Mr. Wilson’s annual incentive amount was awarded as 35,612.08 deferral units (“DUs”) under a new Scotia Capital Deferred Payment Plan, described in the Human Resources Committee Report on Executive Compensation. DUs vest and are paid as to one-third in each of the three years following award and additional units are allocated to reflect notional dividend equivalents.

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In 2003, $2,600,000 of Mr. Wilson’s compensation was also allocated to increased pension value. Refer to the Retirement Benefits section in this document.

4.	Amounts in the Other Annual Compensation column may include director’s fees from subsidiaries, tax paid on the value of a Bank-provided car, financial planning and/or club memberships. For Mr. Godsoe the 2003 amount included $21,790 for legal services related to his retirement.

5.	RSUs are awarded to recognize individual contribution with respect to prior fiscal year results. The value in the table reflects RSUs valued at the grant date. The RSUs vest and are redeemable on the last day of the 35th month following the grant date and additional units are allocated to reflect notional dividend equivalents. The aggregate holdings and value of RSUs at October 31, 2003 were: Mr. Godsoe held 149,514.14 RSUs with a value of $9,788,690.75; Mr. Waugh held 51,571.41 RSUs with a value of $3,376,380.21; Mr. Chisholm held 64,665.87 RSUs with a value of $4,233,674.51 and Mr. Brooks held 13,907.10 RSUs with a value of $910,497.84.

6.	Amounts under All Other Compensation represent the Bank’s contribution to the Employee Share Ownership Plan. These officers participate in this plan on the same basis as all other Bank employees. Under this plan, employees can contribute up to the lesser of a specified percentage of salary and a limited dollar amount towards the purchase of common shares of the Bank or deposits with the Bank, with the Bank contributing to the purchase of additional common shares to the extent of 50% of the employee’s eligible contributions.

Stock Options

     The following table provides details with respect to stock options granted to the Named Executive Officers under the Stock Option Plan during fiscal 2003. For details of the Stock Option Plan see — “Human Resources Committee Report on Executive Compensation — Stock Option Plan.”

Table 3 — Option Grants in the Last Financial Year

		% OF TOTAL OPTIONS/	EXERCISE OR	MARKET VALUE OF
NAME	SECURITIES UNDER	SARs GRANTED TO	BASE PRICE	SECURITIES UNDERLYING	EXPIRATION DATE
	OPTIONS GRANTED	EMPLOYEES IN	($/SECURITY)	OPTIONS ON THE DATE
	(#)	FINANCIAL YEAR		OF GRANT ($/SECURITY)
(A)	(B)	(C)	(D)	(E)	(F)

Peter C. Godsoe	245,900	9.16%	48.80	48.80	December 6, 2012*
Richard E. Waugh	102,972	3.84%	48.80	48.80	December 6, 2012
Robert W. Chisholm	102,972	3.84%	48.80	48.80	December 6, 2012
	35,612	1.33%	52.65	52.65	April 3, 2013
W. David Wilson	—	—	—	—	—
Robert L. Brooks	53,484	1.99%	48.80	48.80	December 6, 2012

*	Mr. Godsoe’s subsequently announced retirement will result in earlier expiry of these options on March 2, 2009.

     The following table provides details of the exercise of options by the Named Executive Officers under the Stock Option Plan during fiscal 2003.

Table 4 — Option Exercises in the Last Financial Year and Financial Year-End Option Values

	SECURITIES ACQUIRED	AGGREGATE VALUE	UNEXERCISED OPTIONS	* VALUE OF UNEXERCISED
NAME	ON EXERCISE	REALIZED	AT FY-END	IN-THE-MONEY OPTIONS
				AT FY-END
	(#)	($)	(#)	($)
			EXERCISABLE/	EXERCISABLE/
			UNEXERCISABLE	UNEXERCISABLE
(A)	(B)	(C)	(D)	(E)

Peter C. Godsoe	—	—	1,915,000	68,486,050
			740,900	15,193,553
Richard E. Waugh	7,365	189,638	670,085	24,665,735
			284,247	5,751,196
Robert W. Chisholm	197,500	4,921,500	122,925	3,094,051
			319,859	6,207,742
W. David Wilson	—	—	—	—
Robert L. Brooks	40,000	862,700	152,675	4,758,121
			127,509	2,574,361

*	An option is in-the-money at year-end if the market value of the underlying securities at that date exceeds the exercise or base price of the option. The closing price on the TSX of Bank common shares at October 31, 2003, was $65.47.

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Retirement Benefits

     Officers, including the Named Executive Officers, have the option to participate, on either a contributory or noncontributory basis, in the Scotiabank Pension Plan. Annual pension benefits under the Scotiabank Pension Plan are capped at $1,722 per year of service. The Bank has entered into individual retirement agreements to provide nonregistered, unfunded supplemental pensions to certain executive officers, including the Named Executive Officers. For certain of these executive officers, excluding the Named Executive Officers, total retirement benefits from all sources are capped at 70% of highest average five-year compensation. Compensation includes 100% of the lesser of actual bonus and target bonus.

     For other executive officers, including the Named Executive Officers, the annual pension paid at normal retirement, from all sources combined, is 70% of the sum of 1) final base salary and 2) average bonus over the best consecutive five years of bonus payout. An additional payment of 30% of final base salary is paid in the first year of retirement. For Mr. Chisholm, the average bonus recognized for pension purposes will not be less than $775,000. For Mr. Wilson, the average bonus recognized for pension purposes will be the greater of 1) $775,000 and 2) the average bonus paid to other Bank Vice-Chairmen over the best consecutive five years of their bonus payout. For Mr. Wilson, a 10% reduction will apply to the annual compensation recognized for his pension for each year by which he retires prior to normal retirement.

     Early retirement pensions are paid if the executive officer retires from the Bank within five years of normal retirement. Where pension payments begin prior to normal retirement, the pension is reduced to reflect the longer payment period. The retirement pension is paid for life, with a spousal survivor pension of 60% of the executive officer’s pension.

     If the employment of an officer, including a Named Executive Officer, is terminated by the Bank within two years of a change of control for any reason other than dismissal for cause, the officer is entitled to a benefit, regardless of whether other vesting criteria have been met.

     Mr. Godsoe has 37 years of service, and commencing in December 2003, as a result of his stepping down as Chief Executive Officer of the Bank, he began receiving a pension benefit under his retirement agreement. Mr. Godsoe’s annual pension benefit will be $2,534,004, with an additional $405,000 received in the first year. Messrs. Waugh, Chisholm, Wilson and Brooks have 33, 17, 32 and 35 years of service, respectively. Under the terms of the retirement agreements, and based on fiscal 2003 compensation, estimated annual pension benefits payable at normal retirement age are as follows: $1,081,080, $1,050,000, $735,000 and $502,880, respectively.

     Table 5 indicates the maximum portion of these amounts which would be payable under the Scotiabank Pension Plan if the Named Executive Officer participated in the Scotiabank Pension Plan.

Table 5 — Scotiabank Pension Plan (SPP)

YEARS OF SERVICE	ANNUAL PENSION ($)

15	25,830
20	34,440
25	43,050
30	51,660
35	60,270
40	68,880

     Effective December 3, 2003, the Bank entered into certain arrangements with Mr. Godsoe in connection with his retirement. Mr. Godsoe has stepped down as Chief Executive Officer and continues to serve as executive Chairman of the Bank until the meeting. As Chairman, Mr. Godsoe is entitled to receive a salary calculated at an annual rate of $600,000, and certain other compensation and benefits which were in place at the time of his stepping down as Chief Executive Officer. Following the meeting, it is intended that Mr. Godsoe will fully retire from the Bank. At that time, he will be treated as a retired employee for purposes of the Scotiabank Pension Plan, the DSU Plan, the RSU Plan and the Stock Option Plan. In retirement, Mr. Godsoe will continue to have access to certain Bank facilities, services and perquisites available to him prior to his retirement.

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HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION
for the fiscal year ended October 31, 2003

The Board of Directors of the Bank has delegated to the Human Resources Committee responsibility for setting and implementing compensation policy for the Bank’s executive officers. This includes ensuring that overall compensation for executive officers is competitive in today’s market. This allows the Bank to attract, keep and motivate officers who have the relevant skills, knowledge, and abilities and ensures that compensation is aligned with Bank performance and shareholder interests.

     The committee has established five specific goals for the Bank’s executive compensation policy:

•	to attract and retain key personnel;

•	to reward executives for achieving strategic corporate objectives;

•	to motivate officers to act in the best interests of the shareholders;

•	to ensure that the Bank’s compensation for executive positions is competitive when compared with similar positions in comparable organizations in North America; and

•	to encourage talented personnel within the Bank to aspire to executive positions.

     The committee engages two outside consulting firms to ensure that the Bank’s compensation is competitive. These consultants compare the total compensation offered for similar positions in various “comparator” groups of companies (companies of similar size and scope). The groups include the larger Canadian banks, certain Canadian and U.S. financial services companies, and other large corporate employers who may hire from the same pool of human resources.

     The Committee is made up of five of the Bank’s directors, none of whom are or have been officers of the Bank. The Committee met five times during the year and submitted its recommendations with respect to compensation for the Bank’s executive officers to the Board of Directors.

Executive Compensation

Compensation for executives at the Bank, including that of the Chairman and Chief Executive Officer, consists of base salary, annual incentive bonus, mid-term incentives and long-term incentives. The compensation framework is structured to provide executives with the opportunity for a competitive level of pay based on the Bank’s business results, both absolute and relative to comparator groups. Compensation programs are designed to provide average pay for average performance, but provide the opportunity for top quartile pay against our comparator groups when superior results are achieved. In determining the mix of cash (base salary and annual bonus) versus share-based compensation (stock options and RSUs), consideration is given to the appropriate proportion of pay that should be at risk, based on the executive’s ability to affect the Bank’s results, as well as the compensation mix for similar positions in the Bank’s comparator groups. More details on the components used to determine the salary of the Chairman and Chief Executive Officer are found later in this report under the heading: “Chairman and Chief Executive Officer Compensation and Corporate Performance.”

Base Salary

Every year, the committee reviews each executive officer’s salary as compared with the average base salaries for similar positions in the comparator groups, and recommends appropriate adjustments based on the officer’s experience, performance and leadership.

Annual Incentive Bonus

     The Bank has several short-term incentive plans that provide annual bonuses to executive officers and employees if, for example, they achieve specific financial results or other goals for the year. The Human Resources Committee is responsible for approving these plans. The main plans are described below.

Scotiabank Incentive Pay Program

This broad-based plan rewards employees for contributing to the Bank’s success. The plan pays bonuses to all eligible employees (who do not participate in another annual incentive plan) based on the Bank’s return on equity and their individual performance.

Management Incentive Plan (MIP)

The MIP rewards officers, up to and including the Chief Executive Officer, for achieving specific results, both financial and non-financial, that directly increase shareholder value. Awards under the MIP are paid based on a broad range of criteria. Some are quantitative and some are qualitative, but all focus on achieving superior results.

     These criteria include:

•	achieving profit targets;

•	maintaining superior returns on both assets and shareholders’ equity;

•	meeting productivity and loan loss targets;

•	maintaining exceptional customer service and business ethics;

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•	consistently meeting the Bank’s goal of being a superior employer; and

•	preserving the highest levels of safety and security, as determined by various regulatory and audit reviews.

     Based on the Bank’s results against absolute performance objectives, as well as performance relative to economic conditions and the performance of the larger Canadian banks, the committee determines the funding level for the MIP pool. Individual incentive awards are based on individual and business unit contribution to the Bank’s success.

Deferred Stock Unit (DSU) Plan

The DSU Plan provides compensation opportunities that link the interests of senior officers more closely with those of shareholders. Under the DSU Plan, senior officers may choose at the start of each fiscal year to allocate up to 100% of their MIP award into DSUs. When the MIP awards are determined following the end of the fiscal year, the amount will be converted to DSUs, based on the market price of Bank common shares on the notification date under the DSU Plan.

     The DSUs accumulate additional units based on notional equivalents of dividends on the Bank’s common shares. They can be redeemed only when an officer ceases to be a Bank employee, and must be redeemed by the end of the year following the year in which the officer ceases to be a Bank employee. Their redemption value will be the market value of an equal number of Bank common shares.

Mid-term Incentive

Restricted Share Unit (RSU) Plan

The RSU Plan provides compensation opportunities that facilitate recruitment and retention and promote alignment of interests between officers and shareholders of the Bank.

     Under the RSU Plan, selected officers receive an award of RSUs. The RSUs accumulate additional units based on notional equivalents of dividends on Bank common shares. The RSUs vest and are redeemable on the last day of the 35th month following the date of the award. Termination of employment without cause within two years following a change of control accelerates vesting. The redemption value will be the market value of an equal number of Bank common shares.

     In 2004, it is the Bank’s intention to introduce a mid-term equity-based compensation plan that contains performance features. This will ensure the continued alignment of officer compensation with the interests of shareholders.

Long-term Incentive

Stock Option Plan

The Stock Option Plan is designed to provide selected employees with compensation opportunities that encourage share ownership and enhance the Bank’s ability to attract and retain key employees and reward significant performance achievements.

     Under the Stock Option Plan, options are granted to employees of the Bank and its subsidiaries and may include a tandem stock appreciation rights (“tandem SARs”) feature. Tandem SARs are attached to options granted in 2003. A participant may elect to exercise either the option or the corresponding tandem SAR. Upon exercise of the tandem SAR, a participant receives the difference between the exercise price and the closing price of Bank common shares on the TSX on the day the notice of exercise is received. Upon the exercise of the tandem SAR, the corresponding option will be cancelled. If the option is exercised, the corresponding tandem SAR is cancelled.

     The exercise price of each option will not be less than the closing price of Bank common shares on the TSX on the trading day prior to the grant date. The options vest over four years and expire after 10 years, subject to early expiration in certain circumstances. Termination of employment without cause within two years following a change of control accelerates vesting.

     General loan policies of the Bank, at customer rates, apply to employees of the Bank and subsidiaries borrowing for the purpose of purchasing shares of the Bank. As well, in connection with the sale of resulting shares, an investment dealer affiliated with the Bank may advance funds, at customer rates, to facilitate the option exercise.

     Outside of Canada, where local laws may restrict granting of options, stand-alone stock appreciation rights (“SARs”) have been granted instead of options.

Retirement Benefits

Officers have the option to participate, on either a contributory or non-contributory basis, in the Scotiabank Pension Plan, a registered defined benefit pension plan. Annual pension benefits under the Scotiabank Pension Plan are capped at $1,722 per year of service.

     Certain officers participate in the Scotiabank Executive Pension Plan, a non-registered, unfunded supplemental retirement plan. Under the Scotiabank Executive Pension Plan, total retirement benefits from all sources are capped at 70% of highest average five-year compensation. Compensation includes 50% of the lesser of actual bonus and target bonus, and is capped at $200,000 for vice-presidents and $400,000 for senior vice-presidents.

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Early retirement pensions are paid, if the officer retires from the Bank (1) within five years of normal retirement or (2) at age 55 or later, and the officer’s age plus years of service total at least 75. Where pension payments begin prior to normal retirement, the pension is reduced to reflect the longer payment period. The retirement pension is paid for life, with a spousal survivor pension of 60% of the officer’s pension.

     For a discussion of executive officer pension arrangements see “Executive Compensation — Retirement Benefits”.

Scotia Capital

The Scotia Capital incentive plans are structured to attract and retain top performers and relationship managers in this highly competitive business and to support the business strategy. Scotia Capital’s strategy focuses on client needs and solutions and requires significant teamwork between the relationship management and product functions in order to be successful.

     The Scotia Capital Annual Incentive Plan is designed to focus senior management on maximizing client profitability and return on equity and on creating a culture of teamwork. A single bonus pool is funded based on the profitability of Scotia Capital. While individual awards are discretionary, allocations are based on business unit results, individual contribution and market practice.

     Under the previous Scotia Capital Long-Term Incentive Plan an incentive pool was created based on the profitability of Scotia Capital. The incentive pool could increase or decrease, based on actual performance against a risk-adjusted return on equity target. Notional units were allocated to selected employees at fiscal year end. Once the pool value was determined, 25% was paid in cash with the remainder invested in Bank common shares that vest in equal parts over three years. No further grants will be made under this Plan.

     A new incentive plan, the Scotia Capital Deferred Payment Plan, was introduced in respect of fiscal 2003. Under the new deferred payment plan, a portion of an individual’s annual incentive payment, as determined by a specific formula, will be deferred and converted to deferral units. The units will accumulate additional units based on notional equivalents of dividends on Bank common shares. The units will be payable in cash in equal installments over three years. Payment will be based on the market value of an equal number of Bank common shares.

Executive Stock Ownership Guidelines

The Bank has minimum shareholding requirements for its executive officers (including share-based units such as DSUs and RSUs), proportionate to their base salary and position level, as follows: the President and Chief Executive Officer is required to hold six times base salary; vice-chairs four times base salary; senior executive vice-presidents three times base salary; executive vice-presidents two times base salary and senior vice-presidents one times base salary. The Bank’s share holding requirements contribute to the continued alignment of executive and shareholder interests.

Chairman and Chief Executive Officer Compensation and Corporate Performance

The components of total compensation for the Chairman and Chief Executive Officer, and the manner in which they are reviewed and evaluated by the Committee, are similar to those for other executive officers, namely:

•	achieving profit targets;

•	maintaining superior returns on both assets and shareholders’ equity;

•	meeting productivity and loan loss targets;

•	maintaining exceptional customer service and business ethics;

•	consistently meeting the Bank’s goal of being a superior employer; and

•	preserving the highest levels of safety and security across the Bank’s operations, as determined by various regulatory and audit reviews.

     This further explanation is appropriate, given the Chairman and Chief Executive Officer’s ability to influence the Bank’s short-term and long-term performance.

     Under Chairman and Chief Executive Officer Peter Godsoe’s leadership, Scotiabank achieved all of its performance goals in 2003, and was successful in continuing to build long-term shareholder value. This success extended a consistent record of superior returns. Over the past 10 years, common shareholders have received an average annual return of more than 20 per cent, including dividends and stock price appreciation.

     The main challenges the organization faced in 2003 continued to centre on credit quality, the effective allocation of resources, including capital, and the increasing difficulty of achieving sustainable growth in today’s environment of low interest rates and uneven economic conditions in the Bank’s major markets. Scotiabank’s response to these issues in 2003, under Mr. Godsoe’s leadership, led to record results.

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     Scotiabank’s domestic banking business, which includes retail and wealth management, small business banking and commercial banking, had another strong year. All areas contributed to solid earnings by building deeper, more profitable relationships with clients and rigorously controlling costs. Internationally, the Bank has continued to enhance its position as a leading multinational bank, with a strong year in the Caribbean and Central America and solid growth in Mexico, through Scotiabank Inverlat. The Bank’s wholesale banking operations — Scotia Capital — improved profitability, with strong earnings in Global Trading, which included increased revenues from capital markets, foreign exchange, and underwriting, as well as significant improvements in credit quality. This success is a tribute to all of the Bank’s employees and the management team, led by Mr. Godsoe.

     The Bank’s continued success was acknowledged by a number of independent sources in 2003. For the fourth consecutive year, Scotiabank was ranked as the best of the major Canadian banks in overall customer service excellence by Canadian research firm Synovate. The Banker, a U.K.-based industry publication, named Scotiabank “Best Bank in Jamaica” and, internationally, LatinFinance selected Scotiabank Inverlat as “Mexican Bank of the Year.”

     The Committee recognizes that Mr. Godsoe has developed and built a superior senior management team and has moved the Bank into a position of significant strength and competitiveness. Net income reached a record $2,477 million in 2003 and the Bank’s ROE was a strong 17.6%. The Bank also strengthened its balance sheet, with its Tier 1 capital ratio reaching 10.8%, a substantial increase of 90 basis points from last year and among the strongest of all Canadian banks.

     Together with the Board, Mr. Godsoe successfully managed the Bank’s succession plans. This work culminated in the appointment of Richard E. Waugh, first as President, and then as President and Chief Executive Officer. It also included the appointments of Robert W. Chisholm as Vice-Chairman, Scotiabank and President and Chief Executive Officer, Domestic Banking and Wealth Management, and W. David Wilson as Vice-Chairman, Scotiabank and Chairman and Chief Executive Officer, Scotia Capital, and the retention of all key members of the executive leadership team. Mr. Godsoe will continue to serve as Chairman of the Board until the Bank’s Annual Meeting on March 2, 2004. The Board has announced its intention to appoint Mr. Arthur R.A. Scace, Q.C. as the Bank’s non-executive Chairman of the Board following the Bank’s Annual Meeting. His appointment is pending his re-election as a Director at the Annual Meeting.

     Mr. Godsoe leaves a legacy of success as Scotiabank’s Chief Executive Officer. Since he was appointed in 1993, the Bank has grown from being the smallest of the Big 5 banks in Canada, ranked by market capitalization, to the second largest. Indeed, Scotiabank is now the second largest company in the country, by this same measure.

     Under Mr. Godsoe’s leadership, the Bank has achieved excellent shareholder returns. It now has the highest tangible common equity ratio among Canadian banks and is a recognized leader in customer satisfaction, with a positive culture and record high employee morale. Additionally, the Bank has significantly expanded the support given to the communities we serve over the last 10 years.

     Mr. Godsoe’s salary in 2003 was unchanged from the prior year, reflecting a competitive market position. Based on the Bank’s overall performance in 2003, the Committee awarded Mr. Godsoe an incentive bonus equal to 193% of his base salary. In fiscal 2003, Mr. Godsoe was awarded 245,900 options at an exercise price of $48.80, the market price at that time, and 40,984 RSUs.

     This compensation package recognizes his contribution to the Bank’s overall performance, and was consistent with current practice among comparator groups. As such, the Committee believes that the total compensation received by Mr. Godsoe was appropriate.

     Submitted by the Human Resources Committee:
     Pierre J. Jeanniot — Chair
     Sir Graham Day
     Laurent Lemaire
     John T. Mayberry
     Allan C. Shaw

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SHARE PERFORMANCE GRAPH

     As at October 31, 2003, the following graph shows changes over the past five-year period in the value of $100 invested in:
     (1)  Scotiabank’s common shares;
     (2)  the S&P/TSX Banks Total Return Index1; and
     (3)  the S&P/TSX Composite Total Return Index1.

Comparison of 5 Year Total Common Shareholders’ Return

For the financial years	1998	1999	2000	2001	2002	2003

Scotiabank	100.00	107.09	142.79	148.09	159.56	234.31
S&P/TSX Banks Total Return Index[1]	100.00	105.87	148.48	146.67	152.87	211.65
S&P/TSX Composite Total Return Index[1]	100.00	118.75	159.61	115.77	106.88	135.57

1.	Scotiabank is one of the listed companies.

Note: The year-end values of each investment shown in the preceding graph are based on share price appreciation plus dividends reinvested.

Scotiabank 17

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
Loans to buy Bank shares

Table 6 shows the outstanding amounts that directors and executive officers borrowed from the Bank or its subsidiaries in order to buy securities of the Bank. The amounts exclude routine indebtedness (see note 7 after Table 7). Executive officers are the senior officers of the Bank in charge of principal business units and/or performing a policy-making function in respect of the Bank.

     As at December 2, 2003, the amount, excluding routine indebtedness, outstanding to the Bank and its subsidiaries for loans to present and former directors, officers and employees in connection with purchase of securities of the Bank totalled approximately $961,429.

Table 6 — Indebtedness Under Securities Purchase Program

NAME AND	INVOLVEMENT OF	LARGEST AMOUNT	AMOUNT OUTSTANDING	FINANCIALLY ASSISTED
PRINCIPAL POSITION	ISSUER OR SUBSIDIARY	OUTSTANDING DURING THE	AS AT	SECURITIES PURCHASES
		FINANCIAL YEAR ENDED	DECEMBER 2, 2003	DURING THE FINANCIAL YEAR
		OCTOBER 31, 2003		ENDED OCTOBER 31, 2003
		($)	($)	(#)
(A)	(B)	(C)	(D)	(E)

President
Richard E. Waugh
(effective December 2, 2003,
appointed President and CEO)	Lender	391,521	387,209	—

Vice-Chairman
Robert W. Chisholm	Lender	366,694	347,290	—

Senior Executive
Vice-President
Sarabjit S. Marwah	Lender	162,265	140,705	—

Executive
Vice-President
Sylvia D. Chrominska	Lender	88,213	86,225	—

1.	Effective March 1, 2001, the Bank discontinued its reduced rate loan program available to employees. Any loans granted prior to March 1, 2001, are grandfathered until maturity. Prior to March 1, 2001 the Bank had a general loan policy which enabled officers and employees of the Bank and its subsidiaries to borrow funds in order to buy securities in the Bank. These were demand note loans with an interest rate linked to the dividend yield on common shares of the Bank with a minimum rate of 4% for a maximum term of 10 years. Securities purchased with the loan proceeds, sufficient with respect to loan balances, are held in safekeeping until such time as the loan is repaid.

Scotiabank 18

Loans for other purposes

Table 7 shows the outstanding amounts that directors and executive officers borrowed from the Bank or its subsidiaries for reasons other than to buy securities of the Bank. The amounts exclude routine indebtedness (see note 7 after Table 7).

     As of December 2, 2003, the amount, excluding routine indebtedness, outstanding to the Bank and its subsidiaries for loans to present and former directors, officers and employees, in connection with other than purchase of Bank securities, was approximately $915,281.

Table 7 — Other Indebtedness

NAME AND	INVOLVEMENT OF	LARGEST AMOUNT OUTSTANDING	AMOUNT OUTSTANDING AS AT
PRINCIPAL POSITION	ISSUER OR SUBSIDIARY	DURING THE FINANCIAL YEAR	DECEMBER 2, 2003
		ENDED OCTOBER 31, 2003
(A)	(B)	($) (C)	($) (D)

Chairman and CEO
Peter C. Godsoe
(effective December 2, 2003,
appointed Chairman of the Board)	Lender	63,578	22,682

President
Richard E. Waugh
(effective December 2, 2003,
appointed President and CEO)	Lender	43,583	27,686

Vice-Chairman
Robert W. Chisholm	Lender	65,561	31,772

Senior Executive
Vice-President
Sarabjit S. Marwah	Lender	14,446	2,182

Executive Vice-Presidents
Alberta G. Cefis	Lender	94,361	76,961
Christopher J. Hodgson	Lender	375,000	350,856
Margaret J. Mulligan	Lender	43,900	32,424
Robert H. Pitfield	Lender	37,140	25,393
Luc A. Vanneste	Lender	283,545	345,325

1.	Effective March 1, 2001, the Bank discontinued its reduced rate loan program available to employees. Any loans granted prior to March 1, 2001, are grandfathered until maturity. For mortgages, this grandfathering period will be extended until the next maturity/renewal date. Employees now qualify for Retail Lending products available to customers based on the best customer rate, with the exception of mortgages. Employees requiring mortgage financing will obtain the best customer rate that they are eligible to receive/negotiate, based on their customer relationship with the Bank.

2.	House and mortgage loans under the Transferred Officer Policy are available on more favourable terms. Under that policy, house loans are available in the Toronto/Vancouver areas for the first $50,000 ($25,000 elsewhere) at interest rates of 1, 2, 3, and 4% for the first, second, third and subsequent years respectively for a term up to 25 years. Loans in excess of that amount are at 4%, subject to the one times salary limit on aggregate preferred rate loans. Mortgages under the Transferred Officer Policy in the Toronto/Vancouver areas provide up to the first $200,000 at 3 1/4% below customer mortgage rates for the first five years, 2 1/4% below for the second five-year term and 1 % below for the remaining term up to 25 years (in other areas up to $100,000 at 2 1/4% below, 1 1/4% below and 1% below regular customer mortgage rates for those periods respectively).

3.	Scotiabank Classic VISA * accounts are available to employees, with interest charged at one-half standard customer rates. ScotiaGold® VISA* accounts are available to employees, at customer interest rates. (* Visa Int./Lic. user The Bank of Nova Scotia, ® Registered Trademark of The Bank of Nova Scotia)

4.	For information purposes only, the following policies were in effect for those loans granted prior to March 1, 2001, and which continue to be outstanding:

•	Eligibility for preferred rate loans was subject to satisfactory performance and customer lending criteria being met (including collateral). Preferred rate loans were subject to assessment of a taxable benefit on the difference between the preferred rate and the deemed rate in accordance with applicable tax legislation.

•	Interest rates on the loans varied, depending on the purpose. The best rate available to management employees for consumer loans was half the Bank’s prime rate, with a minimum of 4%, or prime if less, for a maximum term of five years.

Scotiabank 19

•	Management employees were eligible for house loans to assist with the purchase of a principal residence. The house policy allowed for a demand loan of up to the lesser of 20% of the purchase price or of the appraised value, to a maximum of $60,000 (this limit of $60,000 was not applicable to loans arranged prior to 1993), at an interest rate of half the Bank’s most favourable conventional mortgage rate (1 to 5 year terms), to a minimum of 4% (prior to 1993, fixed at 4%), with a maximum term of 15 years.

•	Mortgages to finance a principal residence were available to all qualified employees, generally at a rate, which was 1% below the regular customer mortgage rate. Terms varied, at the option of the mortgagor, from six months to seven years and with up to a maximum amortization period of 25 years.

5.	For certain executive officers, the aggregate maximum amount of all loans (including both preferred and customer rates), excluding mortgage loans secured by the employee’s principal residence, is two times annual salary.

6.	Loans and other extensions of credit to executive officers and directors are restricted in accordance with the Sarbanes-Oxley Act of 2002 and the related provisions of the Securities Exchange Act.

7.	The foregoing tables exclude routine indebtedness. Routine indebtedness includes: (i) loans to employees made on terms no more favourable than those made to employees generally, but not exceeding $25,000 to any director or executive officer; (ii) loans to directors and executive officers who are full-time employees, if these loans are fully secured by their residence and are not greater than their annual salary; and (iii) loans to people or companies other than full-time employees if they are made on substantially the same terms as available to other customers with comparable credit ratings and involve no more than usual risk of collectibility.

NORMAL COURSE ISSUER BID

The Bank has filed a notice of intention to make a normal course issuer bid to enable it to purchase up to 25,000,000 Bank common shares. The notice provides that the Bank may purchase these shares between January 6, 2004, and January 5, 2005, at prevailing market prices in amounts and at times to be determined by the Bank. The purchases will be made on the TSX. Bank common shares purchased under the bid will be cancelled. A copy of the notice may be obtained from the Secretary of the Bank at the address set out on the back cover of this Management Proxy Circular.

ADDITIONAL DOCUMENTATION

A copy of the Bank’s most recent Consolidated Financial Statements, Interim Financial Statements, Annual Information Form, and Management Proxy Circular may be obtained by shareholders, without charge, upon request from the Secretary of the Bank.

DIRECTORS’ APPROVAL

The Board of Directors has approved the contents and the sending of this Management Proxy Circular.

/s/Deborah M. Alexander

Deborah M. Alexander
Executive Vice-President, General Counsel and Secretary
December 31, 2003
Toronto, Ontario, Canada

Scotiabank 20

APPENDIX 1

PROPOSALS SUBMITTED BY A SHAREHOLDER

The following proposals and accompanying statements were submitted by the Association for the Protection of Quebec Savers and Investors Inc. (“APEIQ”), 82 Sherbrooke St. West, Montreal, Quebec H2X 1X3. The proposals were submitted in French and translated into English by the Bank. The proposals are matters that the shareholder proposes to raise for consideration at the Annual Meeting of Shareholders.

     In considering this year’s proposals, the Board of Directors would like to thank the APEIQ for their continued input and views, especially as they relate to the ongoing dialogue on corporate governance. It is noted that the APEIQ withdrew two other proposals following discussions with the Bank. As well, Mr. J. Robert Verdun withdrew three proposals after discussing various policies and procedures with the Bank. Mr. Verdun’s ongoing input is also appreciated. Several of the withdrawn proposals are discussed in the Notes following the proposals.

     The Bank’s governance policies are designed to maximize the ability of the Board to effectively supervise management and enhance long-term shareholder value. These policies have been established within an extensive regulatory framework.

     It is important to recognize that the Bank, given its fiduciary responsibilities, is already a highly regulated institution, monitored closely by the Office of the Superintendent of Financial Institutions (“OSFI”) and the Canada Deposit Insurance Corporation (“CDIC”) to ensure the protection of consumers and depositors.

     It is also governed by a comprehensive range of Canadian and U.S. regulations, such as those stated in the Bank Act and the (U.S.) Sarbanes-Oxley Act, as well as by the extensive rules and guidelines set out by the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) — all of which have substantially grown in both number and complexity in recent years.

     Further to this, the Bank, as a matter of principle, remains committed to the highest ethical standards in all our activities and to open and transparent governance practices.

     Given this, we believe that adding to the volume of rules beyond these already expanded regulatory frameworks, as is contemplated in the following three shareholder proposals, no matter how well meaning and intended, is increasingly less productive and further diminishes the flexibility of the Board of Directors and the Bank to manage its governance practices effectively.

     It is our view that, so long as there are prudent safeguards in place — as clearly there are today for your Bank — it is becoming more and more important to ensure sufficient flexibility to adopt best practices as the regulatory environment continues to evolve and increase in complexity.

     It is with this need in mind, as well as for the specific reasons set out after each proposal, that the Board of Directors recommends voting AGAINST these proposals. Unless otherwise instructed, the persons designated in the form of proxy intend to vote AGAINST these three proposals.

PROPOSAL NO. 1

It is proposed that the Corporation adopt a by-law prohibiting the chief executive officer from sitting on the board of another unrelated corporation listed on a stock exchange.

The position of chief executive officer is the most important position of a business corporation. It is therefore normal that the holder of such position devotes a substantial part of his time, his energy and abilities to the enhancement of the business of the Corporation. Furthermore, the substantial compensation attached to that position should convince the chief executive officer to restrict his commitments to third parties. The advantages of the business relationships which often serve to justify participation of the chief executive officer on boards of other corporations are not endangered because such relationships can be developed, and are in fact developed, in many other ways. We therefore wish that the chief executive officer, by devoting all of his energies to the business of the Corporation and by avoiding sitting on boards of unrelated corporations listed on a stock exchange, prevents his management from being unduly influenced by factors unrelated to the business.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 1.

The role of the Chief Executive Officer of the Bank is a highly complex one, which demands a broad range of skills, knowledge and understanding of global business standards and practices. This proposal recommends eliminating access to the range of invaluable experiences

Scotiabank 21

and particular insights that can be gained by participating on the boards of other corporations, especially in other sectors and industries.

     It is our view that the unique leadership role of the Bank’s Chief Executive Officer is enhanced by some exposure to the kinds of ideas, best practices and discussions on corporate governance — strategic planning and succession planning, for example — that often take place only within a board environment. At the same time, we recognize the demands made on this position and, as such, the Bank has a policy that typically limits the number of public company boards the Chief Executive Officer may participate on, depending on the circumstances at the time. This policy also involves a process to acquire the Board’s approval prior to accepting any directorships. Given this, the Board recommends voting against the proposal.

PROPOSAL NO. 2

It is proposed that the Corporation disclose the total value of the pension benefits granted to each of its senior executives as well as the related annual costs and declare any actuarial deficit of such plans.

Pension benefits are an integral, and one of the most important, part of the aggregate compensation of senior executives. There has been a dramatic increase in this form of compensation in the last few years, as well as in the granting of stock options. Since pension plans represent a major long-term commitment of corporations, it is not enough to mention the annual value of pension benefits and other benefits granted at the time the senior executive retires. Shareholders should be able to consider the total value of pension benefits granted by the corporation to each of its senior executives and the cost of such benefits to the corporation. This information is highly relevant since it will allow shareholders to put the benefits granted to retiring senior executives into perspective with their former compensation, their length of duty, and their contribution to the success of the corporation. Investors will also be able to assess the competence of the compensation committee and of the board of directors as a whole in that respect.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO.2.

As previously stated, the Bank, as a matter of principle, remains committed to the highest ethical standards in all its activities and to open and transparent governance practices. At the same time, the Bank, given its fiduciary responsibilities, is already a highly regulated institution.

     The Bank agrees that pension benefits are an integral and important part of the total compensation package provided to employees, including senior executives. With this in mind, the Bank has for many years provided detailed disclosure on executive pension benefits in the Management Proxy Circular. This is in keeping with the pension disclosure required under the Ontario Securities Act regulations (and equivalent provisions in other jurisdictions across Canada).

     In particular, the Management Proxy Circular clearly states estimated retirement benefits payable to each of the Bank’s Named Executive Officers. As well, the Management Proxy Circular indicates that the Bank’s executive pension programs are unfunded, and Note 16 to the Consolidated Financial Statements in the Bank’s Annual Report includes the value (i.e., projected benefit obligation) of the Bank’s supplemental unfunded retirement arrangements.

     Given the disclosure already provided around pensions, including senior executive pensions, we believe that this proposal is not needed. The Board recommends voting against this proposal.

PROPOSAL NO. 3

It is proposed that the Corporation adopt a by-law to force senior executives and any other insiders to give a 10-calendar day prior notice before trading shares of the corporation, including the exercise of stock options.

Members of the senior management and the board of directors of a corporation hold privileged information on its financial position and its short- and mid-term perspectives. Their transactions on shares of the corporation are likely to affect the trading price because investors are well aware that these insiders have access to privileged, first-hand information which is not known to all. For a number of years, stock exchange by-laws require that such transactions be reported within a certain period following the transaction, but such requirement is clearly insufficient. By the time these transactions are disclosed to regulatory authorities and made public, their impact on the trading price of the shares has already occurred. In fairness to all, shareholders and investors should be informed sufficiently before the transaction to allow them to assess the potential meanings and consequences of such transactions. It should be noted that the pre-announcement of the transaction is one of the recommendations of the U.S. Conference Board in its Blue Ribbon Task Force Report on Public Trust and Private Enterprise.

Scotiabank 22

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO.3.

At Scotiabank, all executives — and the extensive number of employees deemed to meet regulatory definitions of ‘insider’ — comply with regulatory requirements regarding the reporting and trading of shares. It is clear to each and every one of our executives and employees that the law prohibits the trading of any security where they are in possession of any material information which has not been generally disclosed to the public.

     Furthermore, the Bank has stringent compliance guidelines and restrictions regarding the purchase or sale of securities not only issued by the Bank, but also a customer, or any public company where our employees possess any material information which has not been generally disclosed to the public.

     There are also clearly defined trading windows for employees. The Bank requires that the purchase or sale of the Bank’s securities by insiders may only take place within four 30-day periods over the course of a year, beginning 48 hours after the Bank publicly announces its quarterly and year-end financial results.

     The Bank continues to respect all requirements to address this issue and will continue to follow best practices. However, with these many policies and safeguards in place, the Board does not support another layer of rules beyond regulatory requirements. As such, the Board recommends voting against this proposal.

Notes: Discussion on withdrawn proposals.

APEIQ:

Proposal: For all nominee-directors, disclose all boards of companies whose shares are traded on stock exchanges in North America on which each nominee sits or has sat during the past five years.

Beginning with the Bank’s next Annual Meeting of Shareholders, the Bank agrees to disclose in its Management Proxy Circular a five-year history of directorships as described above.

Mr. J. Robert Verdun:

Proposal: Disclose the identity and general situation of “affiliated” and “related” directors.

The Bank already identifies members of the Board who are related (under the TSX guidelines) or affiliated (under the Bank Act) and the general nature of the relationship. This information is outlined in the Statement of Corporate Governance Practices in the Annual Report. The Bank has also identified those directors who are not independent under the new NYSE rules in the Annual Report. This practice shall not be altered on a permanent basis without giving prior public notice.

     More generally, the Bank remains committed to maintaining the highest standards of disclosure and will fully respect all regulatory and corporate governance requirements.

Proposal: The Bank reaffirms its commitment to industry-leading standards of governance.

The structure of the Board of Directors and all of the Bank’s corporate governance policies and practices are in full compliance with the requirements of Canadian and U.S. securities regulators. The Board continues to believe that these policies and practices, including the Bank’s commitment to independent Board leadership, serve shareholders well and, in particular, ensure appropriate independent oversight of management.

     In January 2003, the Bank announced that, following Mr. Godsoe’s retirement as Chairman in March 2004, a non-executive would be appointed Chairman of the Board. During this period, the Board will continue to have a Lead Director, in keeping with best practices. In December 2003, the Board stated its intention to appoint Mr. Scace as the non-executive Chairman, pending his re-election as a Director.

     This practice shall not be altered on a permanent basis without giving prior public notice.

Proposal: Promotions offered by the Bank shall be scrupulously honest and easily understood.

The Bank is and remains committed to serving its customers following and applying only the highest ethical standards and communicating in an honest, straightforward manner, using clear and plain language. The Bank will continue to follow its Guidelines for Business Conduct, which demand that directors, officers and employees of the Bank and its subsidiaries conduct themselves with honesty and integrity, including ensuring all communications are accurate.

Scotiabank 23

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CANADA M5H 1H1

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